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12060131

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WESTOR CAPITAL GROUP, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1039 Robinson Road
(No. and Street)

Mohawk	**New York**	**13407**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Bach **(212) 631-4250**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keith K. Zhen, CPA
(Name – *if individual, state last, first, middle name*)

2070 West 6th Street	**BROOKLYN**	**New York**	**11223**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Richard Bach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTOR CAPITAL GROUP, INC., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 15

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEITH K. ZHEN, CPA

CERTIFIED PUBLIC ACCOUNTANT

2070 WEST 6TH STREET, BROOKLYN, NY 11223 - TEL (347) 408-0693 - FAX (347) 602-4686

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Westor Capital Group
Mohawk, NY

We have audited the accompanying statement of financial condition of Westor Capital Group Inc. as of December 31, 2011 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westor Capital Group Inc. at December 31, 2011 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Keith K. Zhen

Keith K. Zhen, CPA
Brooklyn, NY
April 5, 2012

WESTOR CAPITAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS		
Securities owned, at market	$	184,047
Restricted securities owned, at market		2,377
Clearing deposit		8,945
Due from clearing broker		4,257
Other receivable		88,499
Equipment, furniture and fixtures, net		1,874
Prepaid expenses		3,683
Other assets		600
TOTAL ASSETS	$	294,282
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses		4,431
Due to clearing broker		549
Bank overdraft		1,377
Note payable		25,000
TOTAL LIABILITIES	$	31,357
Commitments and contingent liabilities		
Stockholder's equity		
Common stock, $0.001 par value, authorized 50,000,000 shares, issued and outstanding 1,205,143; Preferred stock par value $0.001, authorized 10,000,000, none issued		1,205
Additional paid-in capital		600,642
Retained earnings		(311,478)
Treasury stock, at cost		(27,444)
Total Stockholder's Equity		262,925
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	294,282

The accompanying notes are an integral part of these financial statements.

WESTOR CAPITAL GROUP, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2011

Revenues		
Commissions	$	59,104
Investment banking fees		55,000
Private placement income		11,700
Other income		24,850
Trading gains (losses)		(91,846)
Total Revenues		58,808
Expenses		
Management fees		80,000
Commissions expense		61,596
Clearing expense		23,075
Travel & entertainment		20,865
Professional fees		16,566
Rent		14,392
Regulatory fees		12,389
Other expense		10,846
Communications		10,501
Depreciation		9,608
Interest		2,250
Total Expenses		262,088
Net Loss	$	(203,280)

The accompanying notes are an integral part of these financial statements.

WESTOR CAPITAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2011

	Common Stock				Additional		Retained		Treasury		
					Paid-in		Earnings		Stock		
	Shares		Amount		Capital		(Deficit)		At Cost		Totals
Balances at January 1, 2011	1,030,000	$	1,030	$	291,588	$	(108,198)	$	(27,444)	$	156,976
Issuance of common shares for cash and securities	68,806		69		224,931						- 225,000
Shares issued to parent for cash contribution	106,337		106		84,123						84,229
Net loss	-		-		-		(203,280)		-		(203,280)
Balances at December 31, 2011	1,205,143	$	1,205	$	600,642	$	(311,478)	$	(27,444)	$	262,925

The accompanying notes are an integral part of these financial statements.

WESTOR CAPITAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(203,280)
Adjustments to reconcile net loss to cash provided by operating activities:		
Depreciation		9,608
Changes in operating assets and liabilities:		
Clearing deposits		20,019
Securities owned, at market		(101,702)
Restricted securities owned, at market		(2,377)
Other assets		(600)
Other receivables		(47,199)
Due from clearing broker		(2,408)
Prepaid expenses		(3,683)
Due to clearing broker		549
Bank overdraft		1,377
Accounts payable and accrued expenses		(4,157)
NET CASH USED IN OPERATING ACTIVITIES		(333,853)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets		(2,133)
CASH USED IN INVESTING ACTIVITIES		(2,133)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds - note payable		25,000
Capital contribution by related party		84,229
Sale of common stock		225,000
CASH PROVIDED BY FINANCING ACTIVITIES		334,229
NET (DECREASE) IN CASH		(1,757)
CASH		
Beginning of year		1,757
End of year	$	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest	$	2,250
Cash paid for income taxes	$	-
NON-CASH INVESTING AND FINANCING ACTIVITIES		
Securities received for payment of officer loans	$	-
Securities contributed by parent	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Wester Capital Group, Inc (the Company) was incorporated in the state of New York in December, 1999 and is registered as a broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC").

Nature of Business

The Company provides brokerage securities trading, investment banking and advisory services to customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Revenue Recognition

Securities transactions and related income and expenses are recorded on the books on a trade date basis. Commission revenues are recorded on a trade date basis.

Investment Banking Fees

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-acquisition and financial restructuring advisory services. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Equipment, Furniture and Fixtures

Equipment, furniture and fixtures are recorded at cost. Depreciation is recorded on accelerated and straight-line methods over the estimated useful life of the related assets of five to seven years.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income Taxes

The Company accounts for deferred income taxes using the liability method. The liability method requires the determination of deferred tax assets and liabilities based on the differences between the financial statements and income tax bases of assets and liabilities, using enacted tax rates and laws currently in effect. Additionally, net deferred tax assets are adjusted by a valuation allowance, if based on the weight of available evidence, it is uncertain that some portion or all of the net deferred tax assets will not be realized.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3 – FAIR VALUE OF INSTRUMENTS

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under U.S. GAAP provides for the use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining the fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

NOTE 3 – FAIR VALUE OF INSTRUMENTS (continued)

The following are the Company's securities owned and securities sold, not yet purchased, by level within the fair value hierarchy at December 31, 2011:

	Fair Value	Fair Value Hierarchy
Marketable securities	$ 186,424	Level I

NOTE 4 – LONG-TERM NOTE PAYABLE

The long-term note payable of $25,000 bears interest at 12 percent which is payable quarterly. The Note is due to mature on February 7, 2012. The Note is personally guaranteed by the Company's CEO. The fair value of the long-term notes payable is $25,000.

NOTE 5 – INCOME TAXES

The Company is included in the consolidated income tax returns filed by its parent. In accordance with their tax sharing agreement, federal and state income taxes are calculated based upon the total consolidated taxable income or loss. If the consolidated group owes taxes, these taxes are apportioned to each member of the group based upon its share of the consolidated taxable income. For 2011, there was no consolidated taxable income.

The deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash basis reporting for income tax purposes and accounts receivable which is not recognized for income tax purposes. At December 31, 2011, the Company's parent had available for federal income tax purposes net operating loss carryforwards of approximately $1,360,000. Due to the utilization of net operating loss carryforwards, there was no income tax expense for 2011.

NOTE 6 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which requires that net capital, as defined, be at least the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined, so long as the Company continues to be an introducing broker. Net capital changes from day to day, but as of December 31, 2011, the Company had net capital of $123,406 which exceeded its minimum requirement of $100,000 by $23,406, and the ratio of aggregate indebtedness to net capital was 0.2541 to 1. However, this is below the early warning requirements to maintain net capital of 120% of the required minimum.

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS (continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

NOTE 8 – CONCENTRATION OF CREDIT RISKS

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 9 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space from its parent on a month to month basis. Rent expense for the year ended December 31, 2011 was $14,392.

NOTE 10 – GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

NOTE 11 – INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

NOTE 12 – RELATED PARTY TRANSACTIONS

The Company pays its parent $1,000 per month for rent.

During 2011, the Company paid the parent $80,000 in management fees.

NOTE 13 – SUBSEQUENT EVENTS

The long-term Note Payable due to mature in February 2012 has been renewed.